Exhibit 99.1

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”)

(Stock Code: 2628)

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCEMENT ON CHANGE OF LEGAL REPRESENTATIVE

The first extraordinary general meeting of shareholders for the year 2018 (the “Meeting”) of China Life Insurance Company Limited (the “Company”) was held on November 13, 2018. At the Meeting, Mr. Wang Bin was elected as the Executive Director of the sixth session of the board of directors (the “Board”) of the Company, and at the seventh meeting of the sixth session of the Board held on the same day, Mr. Wang Bin was elected as the Chairman of the Board. On December 3, 2018, the China Banking and Insurance Regulatory Commission approved the qualification of Mr. Wang Bin as the Chairman of the Company. For detailed information, please refer to the announcements filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on November 14, 2018 and December 8, 2018 respectively (with the announcement No.: Lin 2018-060, Lin 2018-061, Lin 2018-065).

Pursuant to the Articles of Association of the Company, the Chairman of the Company shall be the legal representative of the Company. The Company has recently completed the registration procedures of the change of legal representative with the Administration of Industry and Commerce. Mr. Wang Bin is now the legal representative of the Company. All the other registration matters of the business license of the Company remains the same except for the above mentioned matter.

Board of Directors of China Life Insurance Company Limited

December 20, 2018